                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934







(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

         For the fiscal year ended        December 31, 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

         For the transition period from            to

                         Commission file number 1-14443

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Gartner Group, Inc. Savings and Investment Plan


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Gartner Group, Inc., 56 Top Gallant Road, Stamford, CT 06904

GARTNER GROUP, INC.
SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                               PAGE
INDEPENDENT AUDITORS' REPORT                                                                      1

FINANCIAL STATEMENTS:
Statement of net assets available for plan benefits as of December 31, 1998 and 1997              2
Statement of changes in net assets available for plan benefits
         for the year ended December 31, 1998                                                     3
Notes to the financial statements                                                                 4

SUPPLEMENTAL  SCHEDULES:
Schedule 1 - Schedule of assets held for investment purposes as of
         December 31, 1998                                                                       14

Schedule 2- Schedule of reportable series of transactions for the year ended
         December 31, 1998                                                                       15

                          INDEPENDENT AUDITORS' REPORT


To the Participants and Administrator of the Gartner Group, Inc. Savings and Investment Plan:


We have audited the accompanying statements of net assets available for plan benefits of the Gartner Group, Inc. Savings and Investment Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for Plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits as of December 31, 1998 and 1997 and the changes in the net assets available for Plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not required parts of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules of assets held for investment purposes and reportable transactions have been subject to auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                         /s/  KPMG LLP


May 14, 1999
St. Petersburg, Florida

                             GARTNER GROUP, INC.
                         SAVINGS AND INVESTMENT PLAN

             Statements of Net Assets Available for Plan Benefits

                          December 31, 1998 and 1997

                                                 1998               1997
                                             ------------       ------------
Investments, at fair value:
    Gartner Group Stock Fund                 $  1,225,299          1,171,576
    Retirement Money Market Fund:
       Unallocated                                 23,884             60,539
       Allocated                               11,185,364         10,353,110
    Magellan Fund                              26,243,359         16,768,952
    Growth Company Fund                        20,121,725         14,556,549
    Puritan Fund                               10,782,818          8,327,138
    Equity Income Fund                         14,253,677         11,568,807
    Intermediate Bond Fund                      2,715,986          1,145,601
    Overseas Fund                               3,127,578          2,154,468
    OTC Portfolio Fund                          5,692,247          3,444,625
    U.S. Equity Index Fund                      1,697,777               --
    Loans to participants                       1,600,567          1,568,168
                                             ------------       ------------
                                               98,670,281         71,119,533

Employees' contribution receivable                296,361            890,627
Employer's contribution receivable              3,359,390          3,011,948
                                             ------------       ------------
          Total assets                        102,326,032         75,022,108

Accrued administrative expenses                    24,394             60,539
                                             ------------       ------------
Net assets available for Plan benefits       $102,301,638         74,961,569
                                             ============       ============

The accompanying notes are an integral part of these financial statements.

                            GARTNER GROUP, INC.
                        SAVINGS AND INVESTMENT PLAN

                    Statements of Changes in Net Assets
                        Available for Plan Benefits

               For the years ended December 31, 1998 and 1997


                                                                       1998                 1997
                                                                   -------------        -------------
Additions to net assets attributed to:
    Net appreciation in fair value of investments                  $  10,282,295            5,929,498
    Interest                                                             677,452              720,050
    Dividends                                                          4,834,089            4,033,588
                                                                   -------------        -------------
                                                                      15,793,836           10,683,136

    Employees' contributions                                          13,451,774           11,588,354
    Employer's contributions                                           5,826,843            4,905,962
                                                                   -------------        -------------
          Total additions                                             35,072,453           27,177,452
                                                                   -------------        -------------
Deductions from net assets attributed to:
    Benefits paid to participants                                     (7,667,408)          (4,975,472)
    Administrative expenses                                              (64,976)            (120,999)
                                                                   -------------        -------------
          Total deductions                                            (7,732,384)          (5,096,471)
                                                                   -------------        -------------

          Increase in net assets available for Plan benefits          27,340,069           22,080,981

Net assets available for Plan benefits:
    Beginning of year                                                 74,961,569           52,880,588
                                                                   -------------        -------------
    End of year                                                    $ 102,301,638           74,961,569
                                                                   =============        =============

The accompanying notes are an integral part of these financial statements.

                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


(1)    DESCRIPTION OF THE PLAN

       The following description of the Gartner Group, Inc. Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan provisions.

       (a)    GENERAL

              The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan has been amended and restated at various times in order to comply with regulatory guidance, most recently as of October 13, 1998.

              The Plan covers substantially all domestic full time employees of Gartner Group, Inc. and its wholly owned subsidiaries (collectively the "Company" or "Employer"). Any employee who customarily works at least 20 hours per week (minimum of 1,000 hours per year) and is at least 21 years of age is eligible to participate in the Plan.

       (b)    ADMINISTRATION

              The Plan is administered by the Administrative Committee (the "Plan Committee") which is appointed by the Company's Board of Directors. The Plan Committee is responsible for all administrative aspects of the Plan, including selection of trustees and investment managers, establishment of investment alternatives, determination of benefit eligibility and benefit calculations and interpretation of Plan provisions. The Plan Committee has appointed officers of the Company to act as trustees (the "Trustees") to administer the Plan. Administrative expenses are to be paid by the Plan through the use of participant forfeitures. Any administrative expenses in excess of participant forfeitures will be paid by the Company. For the plan years ended December 31, 1998 and 1997, expenses totaled $108,402 and $127,429, respectively; the Company paid $43,426 and $6,430 of these expenses in 1998 and 1997 respectively.

       (c)    CONTRIBUTIONS

              Participating employees may make annual contributions to the Plan in percentages of not less than 1% or more than 25% of total annual compensation (15% pre-tax, 10% post-tax), as defined in the Plan agreement, subject to Internal Revenue Service ("IRS") limitations.

              The Company is required to match pre-tax participant contributions up to a maximum of 2% of a participant's total compensation, or $2,000, which is 20% of the IRS pre-tax contribution limitation for the year ended December 31, 1998 ($1,900 in 1997).

                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


              The Plan also provides for an additional discretionary match of up to 2% of an employee's annual compensation solely at the discretion of the Company's Board of Directors based on the financial results of the Company. This contribution is limited to 20% of the IRS pre-tax contribution limitation.

              The Plan also provides for a profit sharing contribution comprised of the following elements:

              - Fixed amount -- an amount equal to 1% of a participant's base compensation, subject to an IRS limitation.

              - Discretionary amount -- an amount in excess of the fixed amount solely at the discretion of the Company's Board of Directors based on the financial results of the Company.

              A Company match contribution of $73,148 and $187,184, an additional Employer discretionary match contribution of $2,085,058 and $1,793,594 and fixed profit sharing contribution of $1,201,184 and $1,031,170 have been presented as an Employer contribution receivable in the Plan financial statements as of December 31, 1998 and 1997, respectively.

       (d)    PARTICIPANTS ACCOUNTS

              Separate accounts are maintained for each participant of the Plan through the Fidelity Management Trust Company ("Fidelity"). The participants' accounts are adjusted to reflect contributions and investment earnings such as interest, dividends, and realized and unrealized investment gains and losses as well as reductions for loans and hardship withdrawals.

              Cash in the amount of $23,884 at December 31, 1998 and $60,539 at December 31, 1997, although a component of the Plan's net assets, is not specifically allocated to participants' accounts. This unallocated cash held by the Plan was primarily the result of participants' forfeitures.

       (e)    INVESTMENTS

              Participants may elect to invest in a variety of specialized investment funds and may make transfers among investment funds at their discretion in whole percentages. The Company's Board of Directors has delegated the responsibility for the management of the Plan assets from the Trustees to Fidelity.

       (f)    VESTING

              Participants are immediately vested in their own contributions and in the Employer's matching contributions. Participants vest in the profit sharing contribution ratably over a five-year period based on date of hire. The date of hire for the employees of acquired companies continues to be their historical date of hire for vesting purposes.

                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


       (g)    LOANS TO PARTICIPANTS

              Loans to the participants are permitted, with the Trustees' consent, in accordance with the limits provided by the Internal Revenue Code. Loans bear interest at a rate equal to prime plus 1% which ranged and between 8.75% to 9.25% for loans made during the year ended December 31, 1998 and between 9.25% to 9.5% for loans made during the year ended December 31, 1997. Participants receiving loans from the Plan must execute an interest bearing promissory note in the amount of the loan. The terms of the promissory note require that all participants repay their loans based upon a fixed repayment schedule not to exceed a five-year period, except in the case of a primary residence loan whose repayment period is extended to 15 years. Participant loans are subject to a $1,000 minimum amount and limited to 50% of a Participant's vested account balance, not to exceed $50,000.

       (h)    PAYMENT OF BENEFITS

              Benefits are paid upon retirement (on or after age 65), disability, death or termination of employment, and may also be distributed prior to termination of employment upon reaching age 59-1/2 or because of immediate and severe financial needs. Participants may elect to receive their benefits in a lump sum equal to the vested value of their account or in equal installments over a fixed period of time. Participants may also elect to purchase an individual or joint and survivor annuity.

       (i)    PLAN TERMINATION

              Although it has not expressed any intent to do so, the Company reserves the right to fully or partially terminate the Plan at any time by action of the Board of Directors or its designee. In such an event, the interest of all participants will become fully vested in their account balance as of the date of full or partial termination.


(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF ACCOUNTING

              The financial statements have been prepared using the accrual basis of accounting.

       (b)    VALUATION OF INVESTMENTS

              The Plan's investments are valued at fair value based upon market prices quoted for the respective funds.

                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


       (c)    USE OF ESTIMATES

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

       (d)    RISKS AND UNCERTAINTIES

              The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the risk associated with investment securities and the uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participant's account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

       (e)    INVESTMENT TRANSACTIONS AND RELATED INCOME

              Purchases and sales of interests in the investment funds, along with realized gains and losses, are accounted for on the trade date. Realized gains and losses on the sale of investments are calculated based upon the difference between the net sale proceeds and the quoted market value of the fund shares at the beginning of the year or the purchase date, if later. Unrealized gains and losses on investments held by the Plan at December 31, 1998 and 1997, respectively, are calculated based upon the difference between the quoted market value of fund shares held at the end of the year less their quoted market value at the beginning of the year or acquisition date if acquired during the year. Realized and unrealized gains and losses are included in net appreciation in fair value of investments in the accompanying statement of changes in net assets available for plan benefits.

              Dividend income represents the Plan's share in dividend income of the commingled investment funds in which the Plan participates. Income from other investments is recorded as earned on an accrual basis.

                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



(3)    INVESTMENTS

       Substantially all of the Plan's assets are invested in commingled investment funds managed by Fidelity. A brief description of the funds and investments is as follows:

       (a)    GARTNER GROUP INC. STOCK FUND

              The assets of this fund are substantially invested in Gartner Group Inc. Class A Common Stock. This Fund also maintains interest bearing cash, $22,549 and $24,276 at December 31, 1998 and 1997, respectively, to meet liquidity needs from participant withdrawals or transfers.

       (b)    FIDELITY RETIREMENT MONEY MARKET FUND

              Investments are held in a diversified portfolio of domestic and international short term fixed income securities such as corporate commercial paper, certificates of deposit, Treasury notes and bills and bankers acceptances.

       (c)    OTHER FUNDS

              The Magellan, Growth Company, OTC Portfolio and Overseas Funds invest in debt and equity securities of companies of varying sizes with above average growth potential to achieve long-term capital appreciation. The Equity Index Fund seeks to match the total return of the Standard & Poor 500 Index. The Puritan, Equity Income and Intermediate Bond Funds seek current income and capital preservation as well as the potential for capital appreciation by investing in a diversified portfolio of common and preferred stocks and bonds.

       A summary of changes in net assets available for Plan benefits segregated by investment fund is presented in Note 5.

       Investments exceeding 5% of Plan assets as of either December 31, 1998 and 1997 are summarized as follows:

                                                                           1998           1997
                                                                       ------------   ------------
                Allocated Retirement Money Market Fund                 $ 11,185,364     10,353,110
                Magellan Fund                                            26,243,359     16,768,952
                Growth Company Fund                                      20,121,725     14,556,549
                Puritan Fund                                             10,782,818      8,327,138
                Equity Income Fund                                       14,253,677     11,568,807
                OTC Portfolio Fund                                        5,692,247      3,444,625

                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


(4)    PLAN TAX STATUS

       The Plan obtained its latest determination letter on July 24, 1995, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan is designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



(5)    CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

       Information regarding changes in net assets available for Plan benefits by participant directed fund is as follows:


                                                      FIDELITY                    FIDELITY                      FIDELITY
                                                     RETIREMENT     FIDELITY       GROWTH        FIDELITY        EQUITY
                                                        MONEY       MAGELLAN      COMPANY        PURITAN         INCOME
YEAR ENDED DECEMBER 31, 1998                         MARKET FUND      FUND          FUND           FUND           FUND
                                                     -----------   -----------   -----------    -----------    -----------
Additions to net assets attributed to:
    Investment income:
    Net appreciation in fair value of investments    $      --       5,121,964     2,831,283        463,007        793,121
    Interest                                             581,639        30,958         5,703         15,654         18,598
    Dividends                                               --       1,159,469     1,383,132      1,050,346        790,457
                                                     -----------   -----------   -----------    -----------    -----------
                                                         581,639     6,312,391     4,220,118      1,529,007      1,602,176

    Employees' contributions                           1,052,508     2,949,266     2,896,364      1,444,217      2,056,160
    Employer's contributions                             635,309     1,303,731     1,181,424        671,843        871,134
    Loan repayments                                      105,896       134,924       153,335         67,057         84,591
                                                     -----------   -----------   -----------    -----------    -----------
       Total additions                                 2,375,352    10,700,312     8,451,241      3,712,124      4,614,061
                                                     -----------   -----------   -----------    -----------    -----------

Deductions from net assets attributed to:
    Benefits paid to participants                      1,844,130     1,425,223     1,557,938        816,557        869,073
    Loan withdrawals                                      98,043       181,607       196,886         84,097        105,127
    Administrative expenses                               56,026          --           8,950           --             --
                                                     -----------   -----------   -----------    -----------    -----------
       Total deductions                                1,998,199     1,606,830     1,763,774        900,654        974,200
                                                     -----------   -----------   -----------    -----------    -----------

Interfund transfers                                      373,380       340,387    (1,209,660)      (398,883)    (1,021,080)
                                                     -----------   -----------   -----------    -----------    -----------

Increase in net assets available for Plan benefits       750,533     9,433,869     5,477,807      2,412,587      2,618,781

Net assets at the beginning of the year               10,865,793    17,621,237    15,372,513      8,782,649     12,163,053
                                                     -----------   -----------   -----------    -----------    -----------
Net assets at the end of the year                    $11,616,326    27,055,106    20,850,320     11,195,236     14,781,834
                                                     ===========   ===========   ===========    ===========    ===========

                                                       FIDELITY
                                                     INTERMEDIATE   FIDELITY      FIDELITY OTC                    GARTNER
                                                         BOND       OVERSEAS       PORTFOLIO     U.S. EQUITY    GROUP STOCK
YEAR ENDED DECEMBER 31, 1998                             FUND         FUND           FUND        INDEX FUND         FUND
                                                     ------------  -----------    ------------   -----------    -----------
Additions to net assets attributed to:
    Investment income:
    Net appreciation in fair value of investments         16,016       241,099      1,306,336         88,412       (578,943)
    Interest                                               2,233        10,594         10,082            341          1,650
    Dividends                                            114,060        58,960        270,288          7,377           --
                                                     -----------   -----------    -----------    -----------    -----------
                                                         132,309       310,653      1,586,706         96,130       (577,293)

    Employees' contributions                             424,988       884,596        984,118        127,246        632,311
    Employer's contributions                             163,024       315,155        384,696         80,514        220,013
    Loan repayments                                        6,786        45,780         39,436          2,067          7,186
                                                     -----------   -----------    -----------    -----------    -----------
       Total additions                                   727,107     1,556,184      2,994,956        305,957        282,217
                                                     -----------   -----------    -----------    -----------    -----------

Deductions from net assets attributed to:
    Benefits paid to participants                         73,719       386,460        488,309            534         61,939
    Loan withdrawals                                      38,770        50,403         44,584            265         23,201
    Administrative expenses                                 --            --             --             --             --
                                                     -----------   -----------    -----------    -----------    -----------
       Total deductions                                  112,489       436,863        532,893            799         85,140
                                                     -----------   -----------    -----------    -----------    -----------

Interfund transfers                                      966,717      (167,202)      (244,155)     1,462,328       (101,832)
                                                     -----------   -----------    -----------    -----------    -----------

Increase in net assets available for Plan benefits     1,581,335       952,119      2,217,908      1,767,486         95,245

Net assets at the beginning of the year                1,241,897     2,371,413      3,714,715           --        1,260,131
                                                     -----------   -----------    -----------    -----------    -----------
Net assets at the end of the year                      2,823,232     3,323,532      5,932,623      1,767,486      1,355,376
                                                     ===========   ===========    ===========    ===========    ===========



                                                                    (Continued)

                                                      LOANS TO
Year ended December 31, 1998                         PARTICIPANTS      TOTAL
                                                     ------------   -----------
Additions to net assets attributed to:
    Investment income:
    Net appreciation in fair value of investments           --       10,282,295
    Interest                                                --          677,452
    Dividends                                               --        4,834,089
                                                     -----------    -----------
                                                            --       15,793,836

    Employees' contributions                                --       13,451,774
    Employer's contributions                                --        5,826,843
    Loan repayments                                     (647,058)          --
                                                     -----------    -----------
       Total additions                                  (647,058)    35,072,453
                                                     -----------    -----------

Deductions from net assets attributed to:
    Benefits paid to participants                        143,526      7,667,408
    Loan withdrawals                                    (822,983)          --
    Administrative expenses                                 --           64,976
                                                     -----------    -----------
       Total deductions                                 (679,457)     7,732,384
                                                     -----------    -----------

Interfund transfers                                         --             --
                                                     -----------    -----------

Increase in net assets available for Plan benefits        32,399     27,340,069

Net assets at the beginning of the year                1,568,168     74,961,569
                                                     -----------    -----------
Net assets at the end of the year                      1,600,567    102,301,638
                                                     ===========    ===========

                                                                    (Continued)

                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


                                                       FIDELITY                        FIDELITY                        FIDELITY
                                                      RETIREMENT       FIDELITY         GROWTH         FIDELITY         EQUITY
                                                        MONEY          MAGELLAN        COMPANY         PURITAN          INCOME
YEAR ENDED DECEMBER 31, 1997                         MARKET FUND         FUND            FUND            FUND            FUND
                                                     ------------    ------------    ------------    ------------    ------------
Additions to net assets attributed to:
    Investment income:
    Net appreciation in fair value of investments    $       --         2,333,304         752,169         804,868       1,750,797
    Interest                                              550,167          29,653          33,985          13,926          19,201
    Dividends                                                --         1,050,679       1,377,098         665,337         596,744
                                                     ------------    ------------    ------------    ------------    ------------
                                                          550,167       3,413,636       2,163,252       1,484,131       2,366,742

    Employees' contributions                            1,259,050       2,256,929       2,426,656       1,406,570       1,784,561
    Employer's contributions                              668,952       1,084,243       1,044,126         572,237         710,290
    Transfer from other plan, net                          71,851          59,079          51,681          15,072          43,120
    Loan repayments                                        55,733          72,025         109,840          51,301          90,957
                                                     ------------    ------------    ------------    ------------    ------------
       Total additions                                  2,605,753       6,885,912       5,795,555       3,529,311       4,995,670
                                                     ------------    ------------    ------------    ------------    ------------

Deductions from net assets attributed to:
    Benefits paid to participants                         958,659       1,237,573         875,630         546,064         751,743
    Loan withdrawals                                      144,258         198,711         154,981         128,788         237,670
    Administrative expenses                               120,999            --              --              --              --
                                                     ------------    ------------    ------------    ------------    ------------
       Total deductions                                 1,223,916       1,436,284       1,030,611         674,852         989,413
                                                     ------------    ------------    ------------    ------------    ------------

Interfund transfers                                      (380,835)       (980,181)       (826,528)       (398,662)      1,206,460
                                                     ------------    ------------    ------------    ------------    ------------

Increase in net assets available for Plan benefits
    by investment fund                                  1,001,002       4,469,447       3,938,416       2,455,797       5,212,717

Net assets at the beginning of the year                 9,864,791      13,151,790      11,434,097       6,326,852       6,950,336
                                                     ------------    ------------    ------------    ------------    ------------
Net assets at the end of the year                    $ 10,865,793      17,621,237      15,372,513       8,782,649      12,163,053
                                                     ============    ============    ============    ============    ============

                                                          FIDELITY                                      GARTNER
                                                        INTERMEDIATE     FIDELITY     FIDELITY OTC       GROUP
                                                            BOND         OVERSEAS      PORTFOLIO         STOCK        LOANS TO
YEAR ENDED DECEMBER 31, 1997                                FUND           FUND           FUND            FUND       PARTICIPANTS
                                                        ------------   ------------   ------------    ------------   ------------
Additions to net assets attributed to:
    Investment income:
    Net appreciation in fair value of investments             10,362         32,330        (20,013)        265,681           --
    Interest                                                  57,310          5,912          8,271           1,625           --
    Dividends                                                   --          105,289        238,441            --             --
                                                        ------------   ------------   ------------    ------------   ------------
                                                              67,672        143,531        226,699         267,306           --

    Employees' contributions                                 252,583        717,130        848,129         344,440           --
    Employer's contributions                                 117,752        265,859        333,814         108,689           --
    Transfer from other plan, net                               --            3,296         48,207            --             --
    Loan repayments                                            6,885         17,645         21,140           1,836       (427,362)
                                                        ------------   ------------   ------------    ------------   ------------
       Total additions                                       444,892      1,147,461      1,477,989         722,271       (427,362)
                                                        ------------   ------------   ------------    ------------   ------------

Deductions from net assets attributed to:
    Benefits paid to participants                             77,156        168,248        229,806           7,755        122,838
    Loan withdrawals                                          18,355         57,481         54,358          28,155     (1,022,757)
    Administrative expenses                                     --             --             --              --             --
                                                        ------------   ------------   ------------    ------------   ------------
       Total deductions                                       95,511        225,729        284,164          35,910       (899,919)
                                                        ------------   ------------   ------------    ------------   ------------

Interfund transfers                                          196,261        109,763        499,952         573,770           --
                                                        ------------   ------------   ------------    ------------   ------------

Increase in net assets available for Plan benefits
    by investment fund                                       545,642      1,031,495      1,693,777       1,260,131        472,557

Net assets at the beginning of the year                      696,255      1,339,918      2,020,938            --        1,095,611
                                                        ------------   ------------   ------------    ------------   ------------
Net assets at the end of the year                          1,241,897      2,371,413      3,714,715       1,260,131      1,568,168
                                                        ============   ============   ============    ============   ============




YEAR ENDED DECEMBER 31, 1997                              TOTAL
                                                      ------------
Additions to net assets attributed to:
    Investment income:
    Net appreciation in fair value of investments        5,929,498
    Interest                                               720,050
    Dividends                                            4,033,588
                                                      ------------
                                                        10,683,136

    Employees' contributions                            11,296,048
    Employer's contributions                             4,905,962
    Transfer from other plan, net                          292,306
    Loan repayments                                           --
                                                      ------------
       Total additions                                  27,177,452
                                                      ------------

Deductions from net assets attributed to:
    Benefits paid to participants                        4,975,472
    Loan withdrawals                                          --
    Administrative expenses                                120,999
                                                      ------------
       Total deductions                                  5,096,471
                                                      ------------

Interfund transfers                                           --
                                                      ------------

Increase in net assets available for Plan benefits
    by investment fund                                  22,080,981

Net assets at the beginning of the year                 52,880,588
                                                      ------------
Net assets at the end of the year                       74,961,569
                                                      ============

                                                                      SCHEDULE 1

                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN

          Item 27(a) - Schedule of Assets Held for Investment Purposes

                                December 31, 1998

                                                           HISTORICAL      CURRENT
          Description                           SHARES        COST          VALUE
-------------------------------------------   ----------   -----------   -----------
Cash                                                --     $    22,549   $    22,549

Fidelity Retirement Money Market Fund*        11,209,248    11,209,248    11,209,248
Fidelity Magellan Fund*                          217,210    18,998,747    26,243,359
Fidelity Growth Company Fund*                    394,389    16,013,931    20,121,725
Fidelity Puritan Fund*                           537,260     9,656,212    10,782,818
Fidelity Equity Income Fund*                     256,592    11,619,431    14,253,677
Fidelity Intermediate Bond Fund*                 264,458     2,687,748     2,715,986
Fidelity Overseas Fund*                           86,925     2,921,729     3,127,578
Fidelity OTC Fund*                               130,466     4,534,350     5,692,247
Fidelity U.S. Equity Index Fund*                  38,621     1,541,323     1,697,777

Loans to Plan participants                          --       1,600,567     1,600,567

Gartner Group, Inc. Class A Common Stock**        56,600     1,611,234     1,202,750
                                                           ===========   -----------
                                                                         $98,670,281
                                                                         ===========

 *   Party-in-interest -- affiliate of Plan custodian

**   Party-in-interest -- Sponsor of the Plan

                                                                      SCHEDULE 2

                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN

                ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS

                      For the year ended December 31, 1998


                                 PURCHASE                         COST OF
                                 PRICE --      SALE PRICE --    INVESTMENTS
                                 PURCHASES     PROCEEDS FROM       SOLD         GAIN/
            Party               DURING 1998     1998 SALES      DURING 1998     (LOSS)
-----------------------------   -----------    -------------    -----------    --------
Fidelity Retirement Money
    Market Fund*                $ 5,903,161        5,107,563      5,107,563         --

Fidelity Magellan Fund*           7,044,413        2,691,971      2,239,161     452,810

Fidelity Puritan Fund*            4,062,696        2,070,024      1,786,364     283,660

Fidelity Growth Company Fund*     6,286,112        3,552,220      2,996,651     555,569

Fidelity Equity Income Fund*      4,940,718        3,048,969      2,541,637     507,332

*  Party-in-interest -- affiliate of Plan custodian

                                   SIGNATURES

       The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 Gartner Group, Inc. Savings and Investment Plan

       Date:  June 28, 1999      By:    /s/ Michael D. Fleisher
              -------------             ----------------------------------------

                                 Name:  Michael D. Fleisher


                                 Title: Committee Chairman, Executive Vice
                                        President & Chief Financial Officer
                                        Gartner Group, Inc.


                                    EXHIBITS

Exhibit Number                   Description of Exhibits
--------------                   -----------------------

      1*                Independent Auditors' Consent, KPMG LLP.

      2* Gartner Group, Inc. Savings and Investment Plan (As Amended Through October 13, 1998).

-----------
* Filed herewith.